Exhibit 99.2

Brera Holdings PLC Launches its FIFA® 23 Pro Clubs™ “Brera eSports Team”

In football-mad Italy only 56 pro and amateur clubs (just 4 in the Serie A First Division) have their own 11-man eSports team and Brera FC is now one of them

Brera eSports’s third online group stage match set for April 6 v. Serie B’s Palermo FC owned by Manchester’s City Football Group

NEW YORK, DUBLIN and MILAN, March 23, 2023 -- Brera Holdings PLC (“Brera Holdings” or the “Company” Nasdaq: BREA) launched its eSports activities with the establishment of Brera FC’s FIFA® 23 Pro Clubs™ Team by EA Sports, which will take part in the championship tournament organized by the Italian National Amateur League (the “League”), the “LND E-Sport Cup.”

Pro Clubs is the FIFA® 23 online social video gaming mode played together by 11 separate gamers per team, with each controlling a single player, just like a real team of 11 players on the pitch. The Brera FIFA® 23 Pro Clubs™ squad is made up of about twenty professional video game players of different nationalities. League matches are held using the Sony PlayStation 5 console.

Brera eSports Player

Matches are played every Wednesday at 9.30 p.m. CET, and the League is designed on the British FA Cup model. Despite football’s widespread popularity in Italy, only 56 professional and amateur clubs (including just four in the Serie A First Division) have their own FIFA® 23 Pro Clubs™ team. Brera’s third online group stage match is set for April 6, 2023 versus Serie B’s Palermo FC, owned by Manchester’s City Football Group.

“The decision to focus on becoming an eSports leader for Italian football is just another example of Brera FC innovation in all football-related activities,” said Brera Holdings’ CEO Sergio Scalpelli. “This is why we decided to enter and lead such a small circle of Italian football clubs currently active in FIFA® 23 Pro Clubs™,” Scalpelli continued.

According to an Insider Intelligence research report, there were 532 million eSports viewers worldwide in 2022 with an estimated 29.8 million in the US—eventually climbing to 34.8 million in 2026. Just like traditional professional sports, eSports teams have owners, franchises, endorsement deals, cash prizes from tournament winnings, and more—all contributing to their annual revenue and total valuation.

According to IIDEA’s Report on eSports in Italy 2022, presented in partnership with Nielsen, 475,000 people in Italy follow eSports events on a daily basis (avid fans) and this market expands to around 1,620,000 people if we include those who follow an eSports event several times a week (eSports fans).

Brera eSports Team Logo

ABOUT BRERA HOLDINGS PLC:

Brera Holdings PLC is a Nasdaq-listed (Stock Ticker: BREA) Irish holding company focused on expanding social impact football (American soccer) by developing a global portfolio of emerging football clubs with increased opportunities to earn tournament prizes, gain sponsorships, and provide other professional football and related consulting services. The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company. Brera FC, known as “The Third Team of Milan,” is an amateur football association which has been building an alternative football legacy since its founding in 2000. The Company is focused on bottom-up value creation from sports clubs and talent outside mainstream markets, innovation-powered business growth, and socially-impactful outcomes. See www.breraholdings.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to a number of factors, including without limitation, the Company’s ability to continue as a going concern, the popularity and/or competitive success of the Company’s acquired football teams, the Company’s ability to attract players and staff for acquired clubs, unsuccessful acquisitions or other strategic transactions, the possibility of a decline in the popularity of football, the Company’s ability to expand its fanbase, sponsors and commercial partners, general economic conditions, and other risk factors detailed in the Company’s filings with the SEC. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update such forward-looking statements except in accordance with applicable law.

CONTACT INFORMATION:

FOR MEDIA AND INVESTOR RELATIONS

Outside Italy:

Daniel McClory, Executive Chairman

Brera Holdings PLC

dan@breraholdings.com

In Italy:

Sergio Scalpelli, CEO

Brera Holdings PLC

sergio@breraholdings.com

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